U.S. SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.   20549

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of
1940
_____     Check here if no longer subject to Section 16.
     Form 4 or Form 5 obligations may continue.
     See Instructions l(b).
1.   Name and Address of Reporting Person:
          NATHAN P. MORTON
          4228 San Carlos Drive
          Dallas  TX   75305
2.   Issuer Name and Ticker or Trading Symbol
          ELECTROSOURCE, INC.,     ELSI
3.   IRS or Social Security Number of Reporting Person
(Voluntary)
          ###-##-####
4.   Statement for (Month/Year)
          April 2000
5.   If Amendment, Date of Original (Month/Year)
          N/A
6.   Relationship of Reporting Person to Issuer (Mark all
applicable)
     Yes _X_   No ___    Director
     Yes ___   No ___    10% Owner
     Yes ___   No ___    Officer (give title below)
     Yes ___   No ___    Other (specify below)

  TABLE I - Non-Derivative Securities Acquired, Disposed of, or
                       Beneficially Owned
1.   Title of Security (Instruction 3):
          Common Stock, $1.00 par value
2.   Transaction Date (Month/Day/Year):
          April 6, 2000
3.   Transaction Code (Instruction 8):
     A.   Code:          S
     B.   V:
4.   Securities Acquired (A) or Disposed of (D) (Instructions 3,
     4 and 5):
     A.   Amount:        6,000 shares
     B.   Acquired (A)___     Disposed of (D)_X_
     C:   Price:         $11.50 per share
5.   Amount of Securities Beneficially Owned at End of Month
     (Instructions 3 and 4):
          500 shares
6.   Ownership Form Direct (D) or Indirect (I) (Instructions 3 and 4):
          Direct
7.   Nature of Indirect Beneficial Ownership (Instruction 4):
          N/A

   TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instruction 3):
          Stock Options
2.   Conversion or Exercise Price of Derivative Security:
          2,000 shares @ $7.3750
          2,000 shares @ $1.6250
          2,000 shares @ $1.4380
3.   Transaction Date (Month/Day/Year):
          April 6, 2000
4.   Transaction Code (Instruction 8):
     A.   Code:          S
     B.   V
5.   Number of Derivative Securities Acquired (A) or Disposed of
     (D)
     (Instructions 3, 4 and 5):
          A.   Acquired (A):       6,000 shares
          B.   Disposed of (D):
6.   Date of Exercisable and Expiration Date (Month/Day/Year):
     A.   Date Exercisable:        On demand
     B.   Expiration Date:         2,000 shares at June 23, 2007
                              2,000 shares at June 22, 2008
                              2,000 shares at June 22, 2009
7.   Title and Amount of Underlying Securities (Instructions 3
     and 4):
     A.   Title:         Common Stock, $1.00 par value
     B.   Amount or Number of Shares         6,000 shares
8.   Price of Derivative Security (Instruction 5):
          N/A
9. Number of Derivative Securities Beneficially Owned at End of Month (Instruction 4):
          15,000 options to purchase common stock
10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instruction 4):
          Direct
11.  Nature of Indirect Beneficial Ownership (Instruction 4):
          N/A
Explanation of Responses:
     Mr. Morton executed the exercise of a directors stock option and a same-day-sale of the underlying stock on April 6, 2000.


Nathan P. Morton

Date:     May 11, 2000